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19006165

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67229

SEC Mail Processing
FEB 28 2019
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S Goldman Advisors LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Jaeger 212-404-5732
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Suite 303 (Address) Bloomingdale (City) Illinois (State) 60108 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Sheldon Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S Goldman Advisors LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 25th DAY OF February 2019
BY
NOTARY PUBLIC

Signature

Senior Managing Director

Title

TOULA LIVANOS
Notary Public - State of New York
NO. 01LI4868263
Qualified in New York County
My Commission Expires 11/27/22

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S. GOLDMAN ADVISORS, LLC

CONTENTS

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of S. Goldman Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of S. Goldman Advisors, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of S. Goldman Advisors, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of S. Goldman Advisors, LLC's management. Our responsibility is to express an opinion on S. Goldman Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to S. Goldman Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as S. Goldman Advisors, LLC's auditor since 2018.

Michael Coglianese CPA

Bloomingdale, IL
February 25, 2019

S. GOLDMAN ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 630,581
Property and equipment	27,542
Prepaid expenses and other assets	731,421
Total Assets	$ 1,389,544

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other liabilities	$ 26,949
Deferred income taxes payable	5,000
Total Liabilities	31,949
Member's equity	1,357,595
Total Liabilities and Member's Equity	$ 1,389,544

These financial statements and schedule are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act. The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

S. Goldman Advisors, LLC ("SGA"), a single member limited liability company formed under Delaware law, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). SGA is also a member of the Financial Industry Regulatory Authority. SGA provides investment banking and financial advisory services principally related to mergers and acquisitions, equity restructuring and public offerings and private placements of debt and equity. SGA will continue indefinitely until terminated.

The Goldman Group LLC ("Goldman Group"), a single member limited liability company formed under Delaware law, is the 100% owner of SGA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Revenue Recognition

Revenue includes fees earned from providing merger and acquisition and financial restructuring advisory services. Revenue is recorded when the underlying transaction is completed and the income is reasonably determinable. During 2018, 100% of revenues received were from eight clients.

Revenues are recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.
In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). Topic 606 requires new disclosures, including descriptions of performance obligations. The Company adopted the provision of this guidance on January 1, 2018 using the modified retrospective approach.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

a) Revenue Recognition

The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under Topic 606. The Company's accounting policies did not materially change as a result of applying the principles of revenue recognition from Topic 606 and are materially consistent with the existing guidance and current practices applied by the Company. There was no impact to retained earnings as of January 1, 2018, or to revenue for twelve months ended December 31, 2018 after adopting Topic 606 as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

b) Income Taxes

SGA is a single member limited liability company. As such, the member is responsible for income taxes that result from SGA's operations. No provision for income taxes is included in the accompanying financial statements. However, SGA is liable for New York City Unincorporated Business Taxes ("UBT"). SGC has deferred provision for UBT of $5,000.

SGA recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized differently in their financial statements and tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. SGA prepares its tax returns on a cash basis. Accordingly, SGA records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods. Deferred taxes are primarily attributable to prepaid expenses and accrued expenses for financial statement purposes.

In accordance with ASC 740, Income Taxes, SGA is required to disclose unrecognized tax benefits resulting from uncertain tax positions. The Company operates in the United States of America and in state and local jurisdictions. At December 31, 2018, SGA did not have any unrecognized tax benefits or liabilities. There are presently no ongoing income tax examinations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

c) Cash Equivalents

Cash equivalents are money market funds and other highly liquid financial instruments with an original maturity of less than three months.

d) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by straight-line and accelerated methods over the estimated useful lives of the assets.

Leasehold improvements are amortized over the estimated useful lives of the assets.

e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

f) Concentration of Credit Risk

SGA maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. SGA has not experienced any losses in such accounts and does not believe it is exposed to any unusual credit risk on these funds.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2018:

Furniture and fixtures	$ 228,953
Equipment	89,909
Leasehold improvements	270,556
	589,418
Less: accumulated depreciation	561,876
	$ 27,542

Depreciation amounted to $33,510 in 2018.

4. RELATED PARTY TRANSACTIONS

During 2018, SGA received $11,472 from S. Goldman Asset Management LLC ("SGAM"), an affiliated entity, for SGAM's allocated share of overhead and administrative costs incurred in 2018. During 2018, SGA received $105,000 from SGAM as payment in regards to the $360,000 due from SGAM for services provided and recorded during 2014.

SGA is due to receive $46,205 from S Goldman Capital LLC ("SGC"), an affiliated entity, for unpaid balance of SGC's allocated share of overhead and administrative costs incurred in 2018. SGA paid SGC $150,000 in fees related to advisory services performed in 2018.

SGA purchased insurance from Armonia Insurance Co.("Armonia'), an affiliated entity. The $178,594 payment was made in 2018, and is recorded in 2019 as a prepaid expense.

5. NET CAPITAL REQUIREMENT

SGA is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, which is the greater of $100,000 or the minimum net capital required based on aggregate indebtedness. At December 31, 2018, SGA's net capital was $603,632 which was $503,632 in excess of its required net capital of $100,000. SGA's ratio of aggregate indebtedness to net capital was .04 to 1.

6. COMMITMENTS AND CONTINGENCIES

SGA has a sublease agreement with Goldman Group on a month to month basis. The current monthly payment is $25,088 plus escalations. Rent expense totaling approximately $354,012 is charged to the financial statements for the year ended December 31, 2018.

7. PENSION PLANS- 401(K) PLAN

SGA provides a qualified 401(k) defined contribution plan covering substantially all full-time employees who have met certain age and length of service requirements. Eligible employees may elect to contribute a percentage of their salary up to a specified maximum. SGA's voluntary contribution will vary depending on the profitability of SGA. SGA's voluntary contributions amounted to $72,000 in 2018.

8. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred through February 25, 2019, the date the financial statements were available to be issued, that would require recognition or disclosure in the financial statements.